July 29, 2008

Jane A. Kanter, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, DC   20006

Re: Global X Funds
       File Numbers: 333-151713 and 811-22209

Dear Ms. Kanter:

        We have reviewed the registration statement of Global X Funds (the "Trust") filed on June 17, 2008 on Form N-1A under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act").

        Our comments are set forth below. The captions we use below correspond to the captions the Trust uses in its registration statement.

General Comments

        1. Please state in your response letter whether the NASD will, or has reviewed the terms and arrangements of the offering.

        2. We note that portions of the disclosure have been left blank. These omissions include the names of the two exchange-traded funds (the "Funds") which are series of the Trust and the identities of the Underlying Indexes. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

        5. Please supply the undersigned with copies of your exemptive application and any no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

        6. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Prospectus

PRINCIPAL INVESTMENT STRATEGIES OF THE FUNDS

7. Clarify whether each Fund uses only one Underlying Index.

8. Clarify whether each Underlying Index will only include securities in one foreign market so that each Fund will be invested in a single foreign market. If so, disclose in the "Principal Risks of the Funds" section of the Prospectus, the risks specific to that foreign market.

9. Clarify whether the Index Administrator is the same as the Index Creator. If not, why are they different?

10. Since each Underlying Index may be reconfigured as often as daily in accordance with the Index Methodology, and the Index Methodology itself may be changed on 60 days notice, and the Index is created by an affiliate of the Adviser, each Fund has an unstable and malleable performance benchmark. Supplementally inform the staff whether any exchange traded funds have employed this approach before and have received exemptive orders allowing this approach. Please explain to the staff the business reasons for using this approach.

11. Disclose who decides when the Index Methodology can be changed: the Adviser? The Board of Trustees? The Index Administrator or Creator?

12. Disclose the factors that would cause a Fund to switch from a representative sampling strategy to a replication strategy or vice versa. Will such a switch be disclosed on the Fund's web site when it occurs?

13. Since the Index Methodology can be changed upon 60 days notice, the Funds are effectively actively managed funds. Supplementally explain what purpose the Underlying Index and the Index Methodology serve.

DESCRIPTIONS OF THE FUNDS

Investment Objective

14. Since the Underlying Index appears to be changeable at will by the Adviser's affiliate, revise the investment objective by clearly stating whether the Fund seeks growth, total return, capital appreciation, or income.

15. Your disclosure states that each Fund "seeks investment results that correspond to the price and yield performance" of the Underlying Index. Please explain

how a newly created index can have a performance history. Since the Underlying Index and Index Methodology are the creations of the Adviser and its affiliates, the intended objectives and strategies of the Adviser and its affiliates in creating the Index and Methodology should be fully disclosed.

Principal Investment Strategy

18. Consistent with our earlier comments, please justify your statement that the Adviser's approach is a "passive" or indexing approach. See Comments 10 and 13.

FEES AND EXPENSES

19. Disclose the maximum "Transaction Fee on Purchases and Redemptions".

BUYING AND SELLING FUND SHARES

Buying Shares Directly From the Fund

20. Disclose what the initials "NSCC" stand for.

21. Briefly describe the Continuous Net Settlement System.

22. Briefly describe the NSCC's enhanced clearing process.

FUND MANAGEMENT

Investment Adviser

23. Describe the Adviser's experience as an investment adviser. If the Adviser has no experience with investment companies and exchange-traded funds, this lack of experience should be discussed as an investment risk under "Management Risk" in the "Principal Risks of the Funds" section of the Prospectus.

24. Any affiliations of the Adviser with the other service providers of the Funds and the Trust should be fully disclosed.

Back Cover Page

25. Include the Trust's Investment Company Act file number on the bottom of the back cover page.

Statement of Additional Information

INVESTMENT OBJECTIVE, STRATEGIES, AND RISKS

26. Some investments and investment practices described here are not mentioned in the Prospectus. To the extent that the Funds intend to engage in such investments and practices so that they might materially affect the performance of the Funds or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the Prospectus.

MANAGEMENT

Board of Trustees and Officers

27. The trustees and officers of the Trust, including the requisite number of disinterested trustees, should be furnished by pre-effective amendment.

INVESTMENT ADVISORY AND OTHER SERVICES

Adviser

28. Disclose when and where the Adviser was organized.

29. See Comment 24.

30. See Comment 23.

PORTFOLIO MANAGER

31. Disclose whether the Portfolio Manager manages, or has managed, any other accounts and, if so, whether the accounts include registered investment companies, exchange-traded funds, other pooled investment vehicles, or other accounts. See Item 15 of Form N-1A.

ADDITIONAL INFORMATION ABOUT THE UNDERLYING INDEX AND THE INDEX ADMINISTRATOR

32. Disclose the precise nature of the affiliation of the Index Creator and the Index Administrator with the Adviser.

Notwithstanding our comments, please furnish a letter acknowledging that:

The Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from full responsibility for the adequacy and accuracy of the disclosure in the filings;

the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel